SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 4, 2016

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Summary of a resolutions adopted by the General and Special Shareholders’ Meeting held on April 26, 2016.

RESOLUTIONS ADOPTED BY THE GENERAL AND SPECIAL SHAREHOLDERS’ MEETING HELD ON 04/26/2016

ITEM # 1: For a majority of 589,056,875 votes for, 2,256,930 abstentions and 15,620 votes against this motion, the Shareholders decided to appoint Dr. Saturnino Jorge Funes, acting in the name of the shareholder Mr. Jorge Horacio Brito, Mr. Fernando Ledesma Padilla, acting in the name of the shareholder The Bank of New York Mellon and Mr. Martín Juan Lanfranco, acting in the name of the shareholder ANSES FGS, to sign the minutes of this meeting.

ITEM # 2: For a majority of 588,014,005 votes for, 2,284,060 abstentions and 1,031,360 votes against this motion, the Shareholders resolved to approve the documents under Section 234, subsection 1, of Law 19550, for the fiscal year of the Company ended December 31, 2015.

ITEM # 3: For a majority of 589,073,565 votes for, 2,252,080 abstentions and 3,780 votes against this motion, to apply the accumulated retained earnings as of December 31, 2015 totaling AR $ 5,133,481,933.66 as follows:

a)  the amount of AR $  1,001,682,786.73 to the Legal Reserve Fund;

b)  the amount of AR $ 190,198,125 to the Statutory Reserve Fund – Special Reserve for Subordinated Corporate Bonds (Pursuant to the provisions set forth in the terms of issuance of Series 1 of Class 1 Subordinated Corporate Bonds issued under the Global Program approved by the Shareholders’ Meeting dated 09/01/2006 and the provisions of Communication A 4576 issued by the BCRA this amount shall be applied to the creation of a special reserve for interest payable on the due dates occurring in June and December 2016);

c) the amount of AR$  38,009,241.64 to personal asset tax corresponding to the company’s shareholders and also payable on the shares or participating interests held by the company, as substitute taxpayer for the year 2014;

d) the amount of AR $ 3,903,591,780.29 to the optional reserve fund for future distribution of profits under Communication “A” 5273 issued by the Central Bank of the Republic of Argentina.

ITEM # 4: For a majority of 589,078,735 votes for, 2,250,430 abstentions and 260 votes against this motion, the Shareholders resolved to approve the separation of AR $ 643,019,330.80 from the optional reserve fund for the payment of a cash dividend, subject to prior authorization of the Central Bank of the Republic of Argentina (BCRA) and delegated to the Board the power to determine the effective availability to the Shareholders of the approved cash dividend, pursuant to their respective shareholdings, upon receipt of the applicable authorization from de BCRA.

ITEM # 5: For a majority of 586,802,935 votes for, 4,503,160 abstentions and 23,330 votes against this motion, the Shareholders approved the integral reorganization of the Board of Directors, the complete renewal of the composition of the Board (except those directors re-elected in this shareholders’ meeting) establishing the Board shall be composed of 13 regular directors and 3 alternate directors. In addition, in order to comply with the renewal by thirds provided for in Section 14 of the Corporate Bylaws, the Shareholders resolved that (i) 5 directors shall hold office for 3 fiscal years, (ii) 5 directors shall hold office for 2 fiscal years and (iii) the remaining 3 directors shall hold office for 1 fiscal year.

ITEM # 6: Since the shareholder ANSES-FGS has notified its intention to exercise its right of cumulative voting for the appointment of the regular and alternate directors, the shareholders were informed that all shareholders present are authorized to exercise their right of cumulative voting under section 263 of law 19550.

ANSES-FGS waived its right to exercise the cumulative voting with respect to the appointment of regular and alternate directors, since the proposal submitted by the representative of Mr. Jorge Horacio Brito contemplated the designation of the candidates proposed by ANSES-FGS.

The rest of the shareholders did not exercise their right of cumulative voting.

For a majority of 576,989,455 votes for, 2,774,110 abstentions and 12,065,860 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Jorge Horacio Brito as non-independent regular director to hold office for three fiscal years.

For a majority of 578,862,205 votes for, 5,454,520 abstentions and 7,012,700 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Carlos Giovanelli as non-independent regular director to hold office for three fiscal years.

For a majority of 578,862,205 votes for, 5,454,520 abstentions and 7,012,700 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Damián Pozzoli as non-independent regular director to hold office for three fiscal years.

For a majority of 578,862,155 votes for, 5,454,520 abstentions and 7,012,750 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. José Sánchez as independent regular director to hold office for three fiscal years.

For a majority of 574,483,765 votes for, 5,454,530 abstentions and 11,391,130 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Martín Gorosito as independent regular director to hold office for three fiscal years.

Then the Shareholders’ Meeting considered the appointment of three alternate directors who shall hold office for three fiscal years.

For a majority of 582,147,305 votes for, 3,187,340 abstentions and 5,994,780 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Delfín Federico Ezequiel Carballo as non-independent alternate director to hold office for three fiscal years.

For a majority of 583,087,565 votes for, 2,245,360 abstentions and 5,996,500 votes against this motion, the Shareholders’ Meeting resolved to appoint Ms. Constanza Brito as non-independent alternate director to hold office for three fiscal years.

For a majority of 574,636,795 votes for, 11,565,660 abstentions and 5,126,970 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Eliseo Feliz Santi as independent alternate director to hold office for three fiscal years.

ITEM # 7: For a majority of 582,095,415 votes for, 2,274,060 abstentions and 6,959,950 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Jorge Horacio Brito as non-independent regular director to hold office for two fiscal years.

For a majority of 531,521,315 votes for, 5,454,520 abstentions and 54,353,590 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Delfín Jorge Ezequiel Carballo as non-independent regular director to hold office for two fiscal years.

For a majority of 579,792,535 votes for, 4,524,190 abstentions and 7,012,700 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Roberto Eilbaum as independent regular director to hold office for two fiscal years.

For a majority of 578,862,105 votes for, 5,454,470 abstentions and 7,012,850 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Mario Vicens as independent regular director to hold office for two fiscal years.

For a majority of 574,486,745 votes for, 5,454,470 abstentions and 11,388,210 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Luis María Blaquier as independent regular director to hold office for two fiscal years.

ITEM # 8: For a majority of 575,415,645 votes for, 4,524,150 abstentions and 11,389,630 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Marcos Brito as non-independent regular director to hold office for one fiscal year.

For a majority of 578,862,255 votes for, 5,454,470 abstentions and 7,012,700 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Ariel Sigal as independent regular director to hold office for one fiscal year.

For a majority of 574,486,885 votes for, 5,454,470 abstentions and 11,388,070 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Alejandro Fargosi as independent regular director to hold office for one fiscal year.

Therefore, pursuant to the above, the Board shall hereinafter be composed as follows: Regular Directors: Messrs. Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Carlos Giovanelli, Damián Pozzoli, José Sanchez, Roberto Eilbaum, Mario Vicens, Marcos Brito, Ariel Sigal, Luís María Balquier, Martín Gorosito and Alejandro Fargosi; and Alternate Directors: Messrs. Delfín Federico Ezequiel Carballo, Constanza Brito and Eliseo Feliz Santi. The regular directors Jorge Horacio Brito, Jorge Pablo Brito, Marcos Brito, Delfín Jorge Ezequiel Carballo, Carlos Giovanelli, Damián Pozzoli, and the alternate directors Delfín Federico Ezequiel Carballo and Constanza Brito shall act as non-independent directors, while the regular directors Roberto Eilbaum, Mario Vicens, Ariel Sigal, José Sanchez, Martín Gorosito, Luis María Blaquier and Alejandro Fargosi, and the alternate director Eliseo Feliz Santi shall act as independent directors under the Argentine law. Since the BCRA (Central Bank of the Republic of Argentina) has not yet issued its decision under paragraph 5.2.3 of Section 5, Chapter I of Circular CREFI-2 (Communication “A” 2241, as amended and supplemented) regarding the approval of the appointment of seven of the elected regular Directors and one of the alternate Directors, in order to allow the normal operation of the management and the composition of the audit committee with directors acting as independent directors, pursuant to the rules of the CNV (Argentine Securities Exchange Commission) and the New York Stock Exchange, (i) the alternate directors already approved by the BCRA shall temporarily act as regular directors; and (ii) the three independent directors whose term of office has already expired, shall continue to hold office as independent directors under the provisions of the second paragraph of section 257, in both cases for the time it is necessary.

ITEM # 9: Since the shareholder ANSES-FGS has notified its intention to exercise its right of cumulative voting for the appointment of the regular and alternate members of the Supervisory Committee, the shareholders were informed that all shareholders present are authorized to exercise their right of cumulative voting under section 289 of law 19550.

ANSES-FGS waived its right to exercise the cumulative voting with respect to the appointment of regular and alternate members of the Supervisory Committee, since the proposal submitted by the representative of Mr. Jorge Horacio Brito contemplated the designation of the candidates proposed by ANSES-FGS.

The rest of the shareholders did not exercise their right of cumulative voting.

For a majority of 572,518,705 votes for, 15,032,960 abstentions and 3,777,760 votes against this motion, the Shareholders’ Meeting resolved to appoint the Accountants Alejandro Almarza, Carlos Javier Piazza and Enrique Alfredo Fila as regular members of the Supervisory Committee and the Accountants Alejandro Carlos Piazza, Leonardo Pablo Cortigiani and Silvana María Gentile as alternate members of the Supervisory Committee, to hold office for one fiscal year.

All the members of the Supervisory Committee shall act as independent members.

ITEM # 10: For a majority of 400,244,845 votes for, 186,436,610 abstentions and 4,647,970 votes against this motion, the Shareholders’ Meeting resolved to approve the remunerations payable to the members of the Board of Directors for the fiscal year ended December 31, 2015, on the amount of AR$ 207,714,294.46, this amount representing 4.93% of the computable profit, i.e., after deducting the legal reserve fund from the net profit for the year. In addition, the Shareholders’ Meeting resolved to delegate to the Board of Directors the allocation to each member of the Board of the approved remunerations.

ITEM # 11: For a majority of 567,944,025 votes for, 15,056,250 abstentions and 8,329,150 votes against this motion, the Shareholders’ Meeting resolved to approve an amount of fees for the Supervisory Committee equal to AR$ 981,604.80, such amount being reported in the statement of income for the fiscal year ended December 31, 2015, and to delegate to the Board of Directors the allocation of the approved remunerations to each member of the Supervisory Committee.

ITEM # 12: For a majority of 588,983,635 votes for, 2,311,440 abstentions and 34,350 votes against this motion, and with the abstentions, in each case with respect to their own administration, of the shareholders who are members of the Company’s Board of Directors, the Shareholders’ Meeting resolved to approve the administration of the Board and any and all the acts and actions taken by the Supervisory Committee up to the date hereof.

ITEM # 13: For a majority of 588,907,665 votes for, 2,296,570 abstentions and 125,190 votes against this motion, the Shareholders’ Meeting approved: (i) the renewal for three additional years of the designation as independent auditor of the accounting firm Pistrelli, Henry Martin y Asociados; and (ii) the designation as regular Independent Auditor, for the fiscal year to end 31 December 2016, of the Accountant Norberto M. Nacuzzi and Ernesto Mario San Gil as alternate Independent Auditor.

ITEM # 14: For a majority of 573,406,795 votes for, 14,984,720 abstentions and 2,937,910 votes against this motion, the Shareholders resolved to approve the Auditor’s remuneration of AR$ 9,448,800, payable for such Auditor’s work related to the audit of the Company’s financial statements for the fiscal year ended December 31, 2015.

ITEM # 15: For a majority of 567,330,465 votes for, 15,010,850 abstentions and 8,988,110 votes against this motion, the Shareholders’ Meeting resolved to establish the budget for the Audit Committee in AR$ 700,000.

ITEM # 16: For a majority of 589,057,805 votes for, 2,254,660 abstentions and 16,960 votes against this motion, the Shareholders approved the delegation to the Board of the necessary powers to (i) determine and establish all terms and conditions of the Global Program of Negotiable Obligations, of each of the series to be issued at the appropriate time and of the negotiable obligations to be issued under such Program, which have not been expressly determined by the General Shareholders’ Meetings held on September 1st 2006 and April 26th 2011, including, without limitation, the amount (within the authorized maximum amount of US$ 1,000,000,000 or any lower amount, as the Board of the Bank may determine), the subordination level (being able, if applicable, to adjust to the terms and conditions of the rules of the Central Bank of the Republic of Argentina and any supplementary rules or any future rules that may replace it), time of issuance, the term, price, placement method and payment terms thereof, the interest rate, the possibility that the negotiable obligations be issued as registered or book-entry obligations, or in the form of a global certificate, that the same be nominative or to bearer, that they be issued in one or several classes and/or series, that they be listed or traded in stock exchanges and/or over-the-counter markets within the country and/or abroad, and any other aspect that the Board may, at its own discretion, deem appropriate to determine; (ii) perform before the Argentine Securities Exchange Commission and/or before any similar foreign entities any necessary acts and proceedings in connection with the authorization of the extension of such Program, with sufficient powers to start a new authorization proceedings for the Program, provided the terms and conditions initially approved remain unchanged and apply to the extended Program; (iii) perform before the Mercado de Valores de Buenos Aires (MERVAL), the Mercado Abierto Electrónico (MAE) and/or any other stock exchange or self-regulatory markets of the Republic of Argentina and/or abroad all the necessary acts and proceedings aimed at obtaining the authorization of the extension of the Program or the commencement of new proceedings, for the potential listing and/or trading of the negotiable obligations issued within the scope of the above mentioned Program; (iv) if applicable, negotiate with the entity to be defined in the relevant Price Supplement, the terms and conditions (including the determination of the fees for the services rendered thereby) so that it may act as payment and/or registration agent and, eventually, as depository of the global certificate; and (v) hire one or more independent and different risk rating companies in order to rate the Program and/or the series to be issued thereunder. In addition, the Board was authorized to sub-delegate to one or more of its members, or to the person they consider appropriate, the exercise of the powers described in the preceding paragraph.

Signed: Jorge Horacio Brito (chairman); Saturnino Jorge Funes (representing the shareholder Jorge Horacio Brito); Fernando Ledesma Padilla (representing The Bank of New York Mellon); Martín Juan Lanfranco (representing ANSES FGS); Alejandro Almarza (member of the Supervisory Committee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 4, 2016

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Finance and Invertor Relations Manager